Filed Pursuant to Rule 424(b)(3)

Registration Statement No. 333-127405

SUPPLEMENT NO. 1, DATED MAY 6, 2008, TO THE PROSPECTUS DATED APRIL 25, 2008 OF

CB RICHARD ELLIS REALTY TRUST.

We are providing this Supplement No. 1 to you in order to supplement our prospectus dated April 25, 2008. This supplement provides information that shall be deemed part of, and must be read in conjunction with, the prospectus. Capitalized terms used in this Supplement No. 1 have the same meanings in the prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and CBRE REIT include CB Richard Ellis Realty Trust and its subsidiaries.

RECENT DEVELOPMENTS

The following information should be read in conjunction with the information in our prospectus, including the section “Risk Factors.”

Joint Venture with Duke Realty Corporation

On May 5, 2008, we entered into a contribution agreement through our operating partnership, CBRE Operating Partnership, L.P., or CBOP, with Duke Realty Limited Partnership, or Duke, and Duke/Hulfish, LLC, or the Joint Venture, for the acquisition of up to $248,900,500 in industrial real property assets, or the Industrial Portfolio. The Industrial Portfolio consists of six bulk industrial built-to-suit properties that are expected to be contributed to the Joint Venture during 2008.

One property has been recently completed by Duke and is expected to be acquired by the Joint Venture during May 2008. The remaining five properties are currently under construction and will be acquired by the Joint Venture upon completion, lease commencement and the satisfaction of other customary conditions.

CBOP will own an 80% interest and Duke will own a 20% interest in the Joint Venture. Upon acquisition of a property, Duke and CBOP will each contribute their pro-rata shares of the purchase price to the Joint Venture, as adjusted for any debt, customary closing items and working capital.

The following represents the list of properties expected to be contributed to the Joint Venture pursuant to the contribution agreement. None of the properties have an operating history, with five of the six properties currently under construction. Closing of the contribution of each property to the Joint Venture is subject to certain contingencies set forth in the contribution agreement and there is no assurance that any of the properties listed below will be contributed to the Joint Venture on the specific terms described therein, or at all.

List of Expected Properties

Location	Property	Tenant	Net Rentable Sq. Ft.	Estimated Closing Date
Phoenix, AZ	Buckeye Logistics Center	Amazon.com	604,678	May 2008
Indianapolis, lN	Anson Building 1	Amazon.com	630,570	November 2008
Hutchins, TX	Unilever Texas	Unilever	822,550	November 2008
Plainfield, IN	Prime Distribution Center	Prime Distribution	1,200,420	November 2008
Jacksonville, FL	Unilever Florida	Unilever	722,210	November 2008
West Jefferson, OH	Kellogg’s	Kellogg’s	1,142,400	December 2008

Upon the closing of the contribution of the first property to the Joint Venture, CBOP and Duke will enter into an operating agreement for the Joint Venture. The term of the Joint Venture will be 10 years, subject to certain conditions. Duke will act as the managing member of the Joint Venture and will be entitled to receive fees in connection with the services it provides to the Joint Venture, including asset management, construction, development, leasing and property management services. Duke will also be entitled to a promoted interest in the Joint Venture. CBOP will have approval rights over all major decisions.

For a period of three years from the date of the operating agreement, the Joint Venture will have the right to acquire additional newly developed bulk industrial built-to-suit properties from Duke if such properties satisfy certain specified conditions. CBOP will retain the right to approve the purchase price of each such property. The total amount of properties (inclusive of the Industrial Portfolio) that may be contributed to the Joint Venture over this period may be up to $800 million.